THE BLOCK DISTILLING CO.

A Denver craft distillery using culinary and chemistry methods to create artful unapologetic spirits. We make #everydamndrop in house.

Forward Looking Statements – Pitch Deck

The forward-looking statements included in this Executive Summary constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements address the financial conditions, results of operations, business and initiatives of the Company in the current year and beyond and are subject to certain risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Please refer to the Company's subscription agreement for more information on the risks and uncertainties that could cause results to differ materially from these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of the delivery of these materials.

Nothing said by the Company is, or should be relied on as, a promise or representation as to the future performance of the Company. No person has been authorized to give any information or to make representations in connection with the offering made other than the information and representations made in the offering materials of the Company.

The information presented by the Company is confidential and proprietary to the Company, and is being submitted to persons solely for their confidential use with the express understanding that, without the prior express written permission of the Company, such persons will not discuss the information presented by the Company for any purpose other than evaluating a potential investment in the Company.

WHY ARE WE DOING THIS?

What is it about a good drink? You sit down at the bar, order your favorite, completely content in the solitude of your stool. A stranger from a background one hundred and eighty degrees from yours sits down next to you. They order their go-to and in that moment there is a mutual respect, a similarity, a common ground that wouldn’t have surfaced without that bar, those stools, and those drinks. That is why we do this. To create spirits that help people find that space of relation and the possibility of connection.

CONSUMERS WANT QUALITY

There is a growing demand for products that are local, high quality, sustainable, and have a story. The consumer is willing to pay more for products they can feel good about. They want to know how the product was made. They want to know about the people making it. They want to know the story of its' development.

Entrepreneur.com: Millennials Want Transparency and Social Impact.

THE SPIRITS

Why put a focus on ingredients and then put it in a subpar bottle? Our packaging design ensures we standout when sitting on the shelf next to the competition. Who hasn't made a purchase due to a pretty label?


DENVER COLORADO
THE BLOCK DISTILLING CO.
VODKA
DENVER COLORADO
THE BLOCK DISTILLING CO.
&
NOVO COFFEE
COFFEE LIQUEUR


DENVER COLORADO
THE BLOCK DISTILLING CO.
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DENVER COLORADO
THE BLOCK DISTILLING CO.
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SUMMER
DENVER COLORADO
THE BLOCK DISTILLING CO.
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DENVER COLORADO
THE BLOCK DISTILLING CO.
BARRELED
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WINTER

NEW PRODUCTS

In 2023 we launched our Featherweights, low ABV canned cocktails. These are considered RTDs or ready-to-drink. This is a rapidly growing category and allows the company to compete in another area of the store adding additional potential. The branding is a playful animation of The Block's brand statement that a good drink brings anyone from any background together with the common ground of a delicious beverage.



Featherweight
8.5 ABV
CLASSIC GIN & TONIC
EMBASSY ELIXIR
Featherweight
8.5 ABV
NITRO COFFEE LIQUOR
UP ALL NITRO
Featherweight
8.5 ABV
FERRARI COCKTAIL
SHIFT DRINK
Featherweight
8.5 ABV
WHISKEY LEMON GINGER
HOLY HIGHBALL

TASTING ROOM



The distillery is located in the River North Art District (RiNo). This is one of the fastest growing and hip'est neighborhoods in Denver. This allows us to use foot traffic and word of mouth to its' fullest. The in-house tasting room seats 50 inside and 25 outside. We are allowed to sell cocktails and bottles out of this space. We are also working with our neighbor businesses and the city to keep the street on our block closed which began as a part of the pandemic assistance. We will be transitioning into a trial permanent closure at the end of this year. This adds additional patio space in the street.

THE DISTILLERY


VENTILATION
EMERGENCY
SHUT OFF

Patrons of the tasting room can look upon the distillery equipment from multiple angles in the tasting room reinforcing that all of the spirits are made in house. With the push towards craft, farm to table, and local, seeing the equipment helps engage the consumer in The Block's brand. We are operating 6-7 days a week maximizing our production.



THE INGREDIENTS

The flavor of the spirits comes first. Starting with the highest quality ingredients and techniques attracts the highest quality consumers.

70% our grains come from our own dedicated acreage in Missouri giving us another level of control and authenticity. The rest comes from Colorado farms. We mill all of the grains in house right before use, ensuring the oils and aromas are as fresh as possible. Our barrels are of the quality of wine barrels not whiskey barrels. Our yeast is brewer's yeast, not distiller's yeast. We start with creating the hightest quality spirit possible and then working backwards to achieve efficiency and quantity.

THE WHISKEY


SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 20
SILVER
DENVER COLORADO
BATCH NO. 1
distillery: THE BLOCK DISTILLING CO.
name: FOUR GRAIN
spirit: STRAIGHT WHISKEY
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON | 3 CHAR | TOASTED HEADS
grain: OAT, WHEAT, RYE, MALTED BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: SINGLE RUN 4-PLATE COLUMN
alcohol: 47.5% ABV | 95 PROOF
size: 750ml
bottle no.: 002 of 700
distillers:
KRAIG WEAVER & KAMERON WEAVER

We don't enter many spirit's competitions because a lot of them basically give participation trophies which we are not interested in. The competition most respected throughout the industry is the San Francisco World Spirits Competition.

We entered our very first whiskey batch ever and received a Silver Medal. The definition of a silver from the SFWSC is, "Outstanding spirits that show refinement, finesse, and complexity; these winners are among the best examples of their categories."

Whiskey is half of The Block's production and the fastest selling spirit. Each batch sells out in two weeks or less.

THE VODKA

In 2021 we received our second Silver Medal from SFWSC but this time for our Vodka. Why is that a big deal. Most vodka's tout their filtering which means "lack of flavor". They are also typically made from one grain, the cheapest one available which explains the need for filtering. Ours is made from 3 grains. 2 of which are grown on our Missouri farm (wheat and oats). We only distill it once and it is completely unfiltered. That means it contains earthy, creaminess from the oats, soft sweetness from the wheat, and delicate florals from the barley. To take home a medal for such a unique representation of Vodka is truly validating. Especially when that spirit is the base for the 4 gins and the liqueurs.


DENVER COLORADO
THE BLOCK
DISTILLING CO.
VODKA
SAN FRANCISCO
20
WORLD
SPIRITS
COMPETITION
20
SILVER

THE BOURBON

In 2022 we received four medals from SFWSC! A silver medal for our Summer Gin and a silver for our Winter Gin.

The big winner was The Night Sweats Straight Bourbon received two gold medals, one for the spirit and one for the packaging design. The bourbon is our collaboration with local Colorado band, Nathaniel Rateliff & the Night Sweats and their nonprofit, The Marigold Project.




SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 22
GOLD
SAN FRANCISCO
WORLD SPIRITS DESIGN COMPETITION
20 22
GOLD
THE NIGHT SWEATS
STRAIGHT BOURBON
by
THE BLOCK DISTILLING CO.

THE TEAM



KRAIG WEAVER

THE DREAMER:
branding, product development, social media, growth opportunities



MICHELLE WEAVER

THE BOOKIE:
budgets, staffing, inventory, daily books



KAMERON WEAVER

THE SMARTY PANTS:
spirit development, equipment maintenance, product consistency

HISTORY & SALES

The 3 cofounders of The Block purchased the building in December 2022 securing the future of the distillery in this space. The Block has a 20 year lease.

Cocktail room opened December 2017.

$5.25 M in gross sales since Opening.

+$3.2 M funds raised since starting

In 2020 we were shut down for 3 months, March, April, May. Only bottles sales and curbside was allowed. We responded and pivoted through the pandemic and still showed growth. 2022 was construction phase for the expansion with it wrapping up in early 2023



Cumulative Gross Sales
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2018
2019
2020
2021
2022
2023

GROWTH 2019	39.3%
GROWTH 2020	17.4%
GROWTH 2021	25.9%
GROWTH 2022	10.7%
GROWTH 2023	9.3%
Wholesale Growth 2023 YTD	84.3%

TASTING ROOM VS WHOLESALE

The tasting room accounts for the majority. This is great for margins however will plateau. Distribution is lower margin but limitless in growth potential.

The other benefit of distribution is it directly feeds interest to the tasting room. When people see our bottles on their favorite neighborhood shelf they will stop in for a cocktail the next time they visit RiNo.

PROBLEM: we had been running out of capacity with the original equipment. Now we are able to push on distribution and we are seeing its' % increase.



2018
6.8%
93.2%
tasting room
wholesale
2019
7.9%
92.1%
tasting room
wholesale
2020
9.0%
91.0%
tasting room
wholesale
2021
6.8%
93.2%
tasting room
wholesale
2022
12.8%
87.2%
tasting room
wholesale
2023
22.7%
77.3%
tasting room
wholesale

We hired a full time sales representative at the end of 2021. You can see the uptick in wholesale percentage of sales Nov – Dec 2021. Total number of accounts more than tripled.

In 2023 we have added 2.5 additional sales positions resulting in tripling the number of accounts and boosting wholesale share of revenue to 23%. This will continue to increase next year as we sign with small distributors to take us outside Colorado.

CRAFT & QUALITY (market)


U.S. Spirits Sales by Volume & Value (Craft vs Non-Craft), 2010-2022f
'000,000s of nine-liter cases
300
250
200
150
100
50
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2010 2011 2012 2013 2014 2015 2016 2017 2018f 2019f 2020f 2021f 2022f
Total U.S. Non-Craft
Total U.S. Craft
% Craft Share
Source: The IWSR, TTB, © Craft Spirits Data Project (ACSA, the IWSR, Park Street) 2018 surveys and analysis.

While we bump against our production capacity the demand for craft continues to increase. Craft spirits have grown from 1.9% of total spirit's sales in 2014 to 3.3% in 2017.

Craft spirits have seen a 25% growth rate since 2010 versus a 2.8% growth rate for the total spirits category.

Colorado's progressive laws allowing manufacture, wholesale, and retail out of one location. This makes CO one of the best states for a craft distillery.

Mergers & Acquisitions

There have been an increasing number of mergers and acquisitions in the craft spirits industry. Many of these are private companies and thus the monetary details are not made public. Minority stake strategic partnerships seem to be increasing the most of all. The large company provides funding and knowledge for the company without a full commitment of an acquisition.

High West to Constellation Brands
- 2016 for $160M.
- Producing 70k – 9L cases
- $2,285 per 9L case
- Likely a bit inflated but they have a good on premise presence

WhistlePig to Moet Hennessy
- Sold minority share December 2020
- 500 acre farm in Shoreham, Vermont

Rabbit Hole to Pernod Ricard
- Sold minority share June 2019
- Located in Louisville, KY

Westward Whiskey to Diageo
- Sold partial stake September 2019
- Located in Louisville, Kentucky

Woodinville Whiskey to Moet Hennesy
- Sold in July 2017
- Located in Woodinville, Washington


TIME TO GROW.

EXPANSION – footprint

D1 is our original distillery and tasting room starting Sept 2015. It consists of 2700sf.

D2 is the first expansion that began in Sept 2019. It added 2300sf of production space. Production started in Feb 2023.

W1 was added in Nov. 2020. It added 3900sf of space used for grain storage, bottling, barreling, and warehousing.



SEE REVISED OCC LOAD CALCS SHEET A0.1A
75.07'
EXISTING PARKING (7 SPACES)
19.25'
19.25'
75.07'
W1
50.5'
50.5'
EXISTING PLANTING AREA
5'-0"
10" CMU WALL
EXISTING RAMP FOR CLEANERS TO REMAIN
FIRE AREA 1 3,805 SF
FIRE AREA 2 4,452 SF
75.07'
EXISTING SIDEWALK ALONG 30TH TO BE MODIFIED, SEE TEP.
52.79'
52.99'
D1
D2
EXISTING PLANTING AREA
9'-0"
"CODE TALENT"
2980 LARIMER STREET
ADJACENT BUILDING SEPARATE PROPERTY
LANDING
75.07'
5'-0"
SCOPE OF WORK= SHADED/ HATCHED
PROPERTY LINE AT BUILDING EXTERIOR WALL
REPAIRS TO EXISTING R.O.W. ON LARIMER ST FRONTAGE TO BE INCLUDED IN TEP SUBMITTAL
EXISTING STORM DRAIN

EXPANSION – equipment

In a serendipitous moment sipping coffee one morning we stumbled upon a listing for used distilling equipment in SC. After double checking the value and footprint we moved forward.

We saved 40% on acquiring this equipment used.

The lead time on new equipment would have been 24mo so we also saved a tremendous amount of time.

This equipment will 6x our current production with the potential for further growth in the future. Having 3 operable stills is extremely beneficial to our large spirit portfolio.







The equipment has been purchased and is in place.

New Equipment Includes:
2 stills
6 fermenters
1 mash tun
12 spirit tanks
Boiler
Chiller
Pumps
Etc.

EXPANSION – how we got it here

The 3 owners flew to SC to disassemble and load the 3 semi trailers it took to get the equipment transported to Denver.

We gained invaluable knowledge on how the equipment works and of course how to put it back together in CO. It also saved The Block a lot of money.

Of course the equipment arrived in a freak October blizzard. It is now unloaded and mostly pieced together, sitting pretty as construction happens around it.


Link-Belt
PARK


JCB
JCB


10783218
TOYOTA
TOYOTA
UnitedRentals.com
800-UR-RENTS
United Rentals

EXPANSION – rooftop deck



SHIPPING CONTAINER
SHIPPING CONTAINER
TOILET
BAR
87 SF @ 100 SF/PP = 1 OCC.
6'-0"
18 SF @ 3 SF/PP = 6 OCC.
COVERED AREA W/ HEATERS ABOVE
GARAGE DOOR
DN
DN
DN
DN
EDGE OF ROOF
630 SF @ 15SF/PP = 42 OCC.
GUARD RAIL
GUARD RAIL

This additional space would also allow the buildout of a 40 person rooftop bar. It would be a great and unique expansion for the retail side of the distillery. We would run a more educational concept at a slower pace then the current bar. It would also allow for private party rental without having to close off the entire tasting room. It would be our “speakeasy”.

This expansion is anticipated for 2025.

CONSERVATIVE PROJECTIONS

With 2023 largely focused on growing into the increased capacity 2024 will be focused on increased sales through distribution.

Includes: sales team, increase in marketing, assistant distiller and operational assistants, etc.

Current production:
33,250 bottles / 2,770 - 9L cases

2021 production with new stills:
144,000 bottles / 12,000 - 9L cases

Extra capacity to grow into
180,000 bottles / 15,000 - 9L cases

	2024	2025	2026	2027	2028
Gross Sales	$ 1,939,073	$ 2,443,877	$ 3,228,682	$ 3,291,190	$ 4,635,097
Cash Out	$ 1,780,978	$ 2,011,867	$ 2,154,487	$ 2,215,328	$ 2,378,482
Net Income	$ 158,095	$ 432,010	$ 1,074,196	$ 1,075,863	$ 2,256,615

Clear spirit production increase will put The Block cash flow positive even before the increase in whiskey comes online in 2025.

Bourbon accounts for our largest brown spirit production due to demand. We allocate half the Bourbon for 4 years of aging which would come online 2027.

6x capacity ≠ 6x labor

Example: cost per bottle of Vodka from a 200gal still to a 500gal still decreases from $11 to $7.50.

With this capacity The Block will be one of the top 10 biggest distilleries in Colorado.

*note forward looking projections cannot be guaranteed

LESS CONSERVATIVE PROJECTIONS – + farm facility

This assumes the advantage of adding an additional facility which is a common move in the beverage industry. Examples of this locally would be Stem Ciders Acreage location.

We are permited 2 tasting rooms under our license. Make that tasting room a farm distillery with a huge operating capacity and barrel storage.

Current production:
22,200 bottles / 1,850 - 9L cases

Additional 2 fermenters:
33,250 bottles / 2,770 - 9L cases

2021 production with new stills:
144,000 bottles / 12,000 - 9L cases

2023 production with new stills:
576,000 bottles / 48,000 - 9L cases

	2026	2027	2028
Gross Sales	$ 6,849,015	$ 6,968,748	$ 15,032,689
Cash Out	$ 4,405,044	$ 5,343,585	$ 6,374,072
Net Income	$ 2,443,971	$ 1,625,163	$ 8,658,617

Assumption is The Farm comes online in 2026. This would mean only half the whiskey comes online in 2028. So there is growth past the end of the table.

The Farm would be a true return to the ground. It would show people spirits are an agricultural product. It would cement The Block's brand and authenticity. Get a tour and see farmer Doug ride by on the John Deere.

The Farm opportunities:

- Greenhouse for vegetables
- Onsite restaurant
- Distilling, farming, cooking classes
- BnB in the farmhouse

*note forward looking projections cannot be guaranteed

EXAMPLE DISTRIBUTION

Current round is in Class AAA shares. Investors receive equity as well as profit sharing. The table shows a potential distribution for a $50k investment which would be 18,410 shares or ½% of the company if the full round of $3M is raised.

While the business is working toward profitability all cash is used. After becoming profitable any money not distributed would be reinvested to continue growth of the company & limiting the need for additional debt or rounds of fund raising.

The owners have declared their salaries since the opening of the distillery. This base started at $40k each with an annual increase. The owners are only allowed to take a bonus if a distribution is made to the investors first. Growth motivation.

Sales and Annual Distribution Example for $50k investment in Class AAA Shares										
	2024		2025		2026		2027		2028	
Gross Sales	$	1,939,073	$	2,443,877	$	3,228,682	$	3,291,190	$	4,635,097
Cash Out	$	1,780,978	$	2,011,867	$	2,154,487	$	2,215,328	$	2,378,482
Net Income	$	158,095	$	432,010	$	1,074,196	$	1,075,863	$	2,256,615
Potential Distribution Total	$	-	$	216,005	$	644,518	$	645,518	$	1,128,308
Class AAA distribution for $50k investment	$	-	$	1,501	$	4,480	$	4,487	$	7,843
rate of return		0%		3.0%		9.0%		9.0%		15.7%

Investors receive Preferred Shares where the owners have Common Shares. Preferred Shares are paid out before Common in the event of an acquisition. Preferred are also paid out in the event of a dissolution.

Investors receive all of the tax benefits from losses. A minimum distribution equal to the tax obligation incurred by investors will be made in profitable years.

*note forward looking projections cannot be guaranteed


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
AUTUMN

PAST THIS PAGE IS EXTRA INFORMATION

THANK YOU FOR THE INTEREST!

WE LOOK FORWARD TO HAVING YOU WITH US ON THIS JOURNEY!

Street Closure

One of the silver linings of COVID and the shut downs has been the switch to table service vs. bar service. We have seen the average ticket price increase by over 40%.

A second positive of this crazy time was the closure of the street in front of the distillery to allow street patios. During the pandemic it added back the seats that we lost with the 50% capacity regulation.

With the help of the neighboring service industry businesses on our block and the RiNo art district we are pretty confident the street closure will be made permanent. At full capacity this would increase the tasting rooms max seating from 75 to 140 seats!

This capacity will be beneficial on days and times we are hitting our limit and going on wait times; Friday and Saturday from early afternoon till close and only for about 8-9mo of the year since the bar industry always sees a slow down in the winter months.

Accounting for slow times and non-full capacity times this increase in seats would still result in an approximate increase in sales of 35% during slower months and 60% during busy months. This adds a ton of growth potential to the tasting room that was not available before COVID. This alone would put the distillery at breakeven without the addition of the wholesale side of the business.

PRODUCTION BASED VALUATION – current expansion

High West Distillery sold for $2,285 per 9L case.

A Forbes article stated: "Because profitability can range wildly in the capital-intensive craft spirits sector, targets are often valued at a multiple of about $1,000 per 9 liter-case in annual sales, the banker said. But High West, with 70,000 cases in annual sales, sold for $2,285 per case."

Most acquisitions or minority stake deals within the spirits market are not made public. High West has a strong brand with an operating distillery and tasting room which I believe is the main difference in the bigger purchase price of $160M. The $1,000 per 9L case comes from acquisitions of companies that did not manufacture the product in bottle. They just built a brand and brought in the spirit from a factory.

Taking a number in between these two, to be conservative bearing in mind The Block's brand is set up more like High West than non-production brands, of $1,642 per 9L case to value The Block would result in a valuation of $24.6M.

Looking at a couple of the other acquisitions: Bulldog Gin sold to Campari in 2017 for 5.7x revenue. Black Velvet Canadian Whiskey sold to Heaven Hill for 8-9x gross profit.

Using these numbers and the proforma projections the valuation would be $23.6M and $26.4 respectively.

PRODUCTION BASED VALUATION – farm expansion

The farm or other warehouse style expansion would allow for another large increase in production. We would be able to design the equipment for whatever production number we were seeking out. A different type of still that produces much more alcohol at a higher efficiency would all for a further reduction of COGS.

This facility and increase in production would mean an more barrel storage as well with the assumption that whiskies will still be the most desired spirits. This seems like a very safe assumption. With the knowledge of construction cost on two different scales of projects and equipment cost the estimate for this project would be about $10-12M.

This project could realistically put The Block's production between 50k and 80k cases. Using the price per case of $1,642 the valuation at the full capacity of both locations would be over $100M.

Using a strategic partnership, minority stake deal right after this expansion gets launched, letting the valuation increase and using the construction plans to help ink the deal, The Block could offer an exit to any interest holders wanting to liquidate their position. It would also allow distribution network and efficiency tools to help manage the growth.